

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 30, 2017

Daniel Jackson
Chief Financial Officer
Strayer Education Inc.
2303 Dulles Station Boulevard
Herndon, Virginia 20171

Re: Strayer Education Inc.
Registration Statement on Form S-4
Filed on November 20, 2017
File no. 333-221682

Dear Mr. Jackson:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Form S-4 filed November 20, 2017

Comparative Historical and Unaudited Pro Forma Per Share Data, page 32

1.   Please provide equivalent pro forma per share data for Capella as required by Item 3(f) of Form S-4.

2.   Refer to the per share data disclosed on page 33. Please explain to us how you calculated pro forma cash dividends paid per share and tell us why you believe the amounts reported are appropriate.

Strayer and Capella Unaudited Pro Forma Condensed Combined Financial Statements
3. Estimation of Consideration Transferred and Assets to be Acquired and Liabilities to be

<u>Assumed, page 147</u>

3.   We note your preliminary allocation of the purchase consideration to identified intangible
        assets. Please explain to us your consideration of whether or not additional intangible
        assets should be identified and valued in your pro forma information, such as those
        arising from accreditations, designations, licensing, Title IV and affiliate
        or similar agreements, in accordance with ASC 805-20-25-10.

        We remind you that the company and its management are responsible for the accuracy
and adequacy of their disclosures, notwithstanding any review, comments, action or absence of
action by the staff.

        Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate
time for us to review any amendment prior to the requested effective date of the registration
statement.

        You may contact Joseph Kempf, Senior Accountant, at 202-3352 or Robert S.
Littlepage, Accountant Branch Chief at 202-551-3361 if you have questions regarding
comments on the financial statements and related matters. Please contact Paul Fischer, Staff
Attorney, at 202-551-3415 or Larry Spirgel, Assistant Director, at 202-551-3810 with any other
questions.

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